EXHIBIT 99.3

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

September 30, 2005

This management discussion and analysis is made as of September 30, 2005, and should be read in conjunction with the consolidated financial statements of the Company for the year ended July 31, 2005, including all accompanying notes to the financial statements.

Gammon Lake Resources Inc. (“the Company”) is a growth-oriented public gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the consolidated financial statements for the year ended July 31, 2005. The Company’s reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; delays in the construction of the production shaft at Ocampo; unexpected costs overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2005 Highlights

•	Gammon Lake announces construction and development of Ocampo Gold-Silver project remains on schedule and on budget for production in first quarter of 2006, August, 2005
•	Gammon Lake announces that all Underground and Open-Pit Equipment has been purchased, and that Project Development remains on-schedule and on-budget, April, 2005
•	Gammon Lake also reports results of eighth round of surface drilling and underground drilling from Ramp Development, drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade in 47 holes, April, 2005
•	Gammon Lake announces newly drilled San Ramon returns 18.73 grams per tonne Gold, and 1,026 Grams per Tonne Silver over a 10-metre intercept. A Bonanza Silver Intercept over 1.8 metres encounters grades of 7,052 grams per tonne Silver and 14.0 Grams per tonne Gold, April, 2005.
•	Gammon Lake announces purchase of truck fleet for Open-Pit Operations from Terex, February, 2005.
•	Gammon Lake assembles Mine Development & Operations team, February, 2005

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

•	Gammon Lake hires Kappes, Cassidy & Associates of Reno, Nevada for Mill and Heap Leach Construction, and announces commencement of construction, February, 2005
•	Gammon Lake completes a Private Placement Financing of Cdn$110,005,000, January, 2005
•	Gammon Lake announces new drill results from Ocampo Northeast Underground Project Area, January, 2005
•	President of Gammon Lake, Fred George, meets with President Fox of Mexico and confirms Ocampo Project infrastructure support, January 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company’s associated documents including its Annual Information Form at www.sedar.com or on the Company’s website at www.gammonlake.com.

Overall Performance
In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent reserves per annum commencing in 2006. Production out-put from the first year of mining is expected to exceed 300,000 ounces gold-equivalent.

The Company has been in the construction phase since January, 2005 for developing the Ocampo Mine and is on target for production in the first quarter of 2006. The Company has been working closely with Kappes, Cassidy & Associates (KCA) on the engineering, procurement and construction management of the Mine. Ground breaking for the construction of the Ocampo underground, open pit mines, and two surface processing facilities began in early March, 2005. Through July 31, 2005, the Company has achieved the following milestones:

–	all major earthworks for the water dam, heap leach crushing facilities and overland conveyer
–	phase one of the heap leach pads for the first 10-million tones of heap leach ore
–	construction of seven support service buildings
–	construction of eight staff hotels, including new kitchen and restaurant
–	contractor's camp for 500 men
–	procurement of project power generation and distribution facilities
–	delivery of all major components for the heap leach crusher area
–	stope development commenced in underground for production purposes
–	As of July 31, 2005, 69% of the funds necessary for construction have been committed

The Company has also been successful in procuring all of the Underground and Open-Pit Equipment as outlined in the bankable feasibility study for Phase One, and considers this a significant achievement given world-wide shortages in mining equipment and parts.

The Company also continued its aggressive drill program, and has continued an exploration program at the Ocampo Project focused on upgrading inferred resources, as well as expanding the overall project resource/reserve base through the exploration of secondary targets identified on the property. A total of 331 holes have been drilled at Ocampo since the June 10, 2004 cut off. The Company intends to complete a revised resource/reserve calculation prior to the end of the 2005 calendar year. The Company will incorporate a sizable amount of data from ongoing exploration, and this is expected to result in a significant expansion of resources/reserves.

In the latest round of exploration drilling, 39 new holes drilled in the Northeast Underground Area of the project produced 42 intercepts above a 3.0 gram per tonne underground cut off grade. Highlights include hole OU-280 intersecting 2.3 meters grading 58.98 grams per tonne gold and 1,999 grams per tonne silver, for a gold-equivalent grade of 89.7 grams per tonne. Drilling in the Open Pit Area of the project returned 18 intercepts above an open pit cut off grade of 0.3 grams per tonne, in 15 holes. Drilling in this area of the project has encountered a number of high grade intervals significantly above the 0.3 gram per tonne cut off. Results from drilling in the Open Pit Area also continue to demonstrate shallowly emplaced mineralization over significant interval widths.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

The Company had also reported results from the seventh and eighth round of surface drilling and underground drilling from ramp development. In the seventh round, the 63 holes reported from the Northeast Underground Project Area produced 79 intercepts above an underground cut off grade of 3 grams per tonne. The 34 holes reported from the Open-Pit Project Area were the focus of exploration efforts targeting San Ramon, a previously undrilled structure. Drilling on San Ramon returned grades of 18.73 grams per tonne gold and 1,026 grams per tonne silver over an intercept of 10 meters in hole OG-212. In the eighth round, drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade, in 47 holes.

The Company completed the bankable feasibility study for Phase One of the Ocampo Gold-Silver Project in early November 2004. The independent study was performed by Kappes, Cassidy & Associates of Reno, Nevada and incorporated an independent report on mineral resources and ore reserves prepared by Mintec Inc. of Tucson, Arizona. The independent study demonstrates extremely robust economic potential with average annual production expected at 270,000 ounces of gold equivalent (170,000 ounces of gold and 6,200,000 ounces of silver).

The first phase of the project involves the development of an open-pit and underground mining operation. Based on detailed mine planning as part of the feasibility study, MINTEC Inc. has calculated proven and probable mineral reserves in the Open-Pit Area amounting to 1.43-million ounces gold-equivalent, with a further 833,000 ounces of gold-equivalent reserves contained in the Northeast Underground Area. AST Mining of Sudbury, Ontario, developed the mine plan for the underground reserves. The estimated capital cost is US$104 million.

Mine production is expected to commence in the first quarter of 2006 at a rate of 11,400 tonnes per day from the Open-Pit Area and 1,500 tonnes per day from the Northeast Underground Area. Mine production is expected to average 270,000 ounces gold-equivalent per year over the first seven years of mining at an average cash cost of US $151.74 per ounce.

In January 2005, Gammon Lake successfully raised gross proceeds of C$110,005,000 through a private placement. BMO Nesbitt Burns acted as lead agent in a syndicate that included RBC Dominion Securities Inc., and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant. The proceeds of the financing are being applied to working capital and the development of Phase One of the Ocampo Gold-Silver Project in accordance with the bankable feasibility study as announced on November 11, 2004. Gammon Lake is also investigating options for project debt financing. The site preparation for mill and heap-leach construction began in January 2005, enabling projected production from Ocampo to commence by the first quarter of calendar 2006.

Gammon Lake also assembled a world class Mine Development and Operations Team. In February, 2005, Gammon Lake announced that it has hired John C. Thornton as its Chief Operating Officer, John Roberts as its Chief Mine Engineer, and Richard Jeffress as its Manager of Projects. Cumulatively, they bring over 100 years of industry experience to the Ocampo Project. Gammon Lake also appointed Kappes, Cassidy & Associates to construct the mill and heap leach under an Engineering, Procurement and Construction Management contract. Site preparations for mill and heap-leach construction are now underway at the Project, including land clearing and road construction. The shaft being constructed from an underground ramp is in the final stages of engineering review and broke through surface in June, 2005. The shaft will be equipped with a hoist, capable of hoisting up to 6,000-tonnes per day.

The Company continued underground development and exploration on the Ocampo gold-silver project through its two major programs: the construction of six kilometers of underground tunnels and ramps, and a 65,000-metre diamond core drill program in the Underground Area, and a 30,000-metre deep drilling program in the Open-Pit Area. To date, the Ocampo deposits are defined by 980 drill holes and more than 166,000 metres of drilling. In January 2005, Gammon Lake announced results from 30 new step-out and in-fill drill holes from the sixth round of surface drilling and underground drilling.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

Ocampo Proven and Probable Reserves

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes (000's)	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent*
Northeast Area	Underground	4.51	240	8.42	3,080	447,000	23,768,000	833,000
Open-Pit Area	High-Grade Open-Pit	1.67	62	2.68	14,158	760,000	28,225,000	1,218,000
	Low-Grade Open-Pit	0.27	8	0.40	16,323	142,000	4,199,000	210,000
Total Ocampo Proven & Probable		1.25	52	2.10	33,561	1,349,000	56,192,000	2,261,000

*Gold equivalent values based on 61.54 grams of silver equals 1 gram of gold (61.54:1)
Mr. James McGlasson, P.Geo., is the qualified person for the purposes of the technical information contained herein pursuant to the requirements of National Instrument 43-101.

Selected Annual Information

The following selected information has been extracted from the Company’s audited consolidated financial statements for the year ended July 31, 2005.

SELECTED ANNUAL INFORMATION (JULY 31)	2005 $	2004 $	2003 $

Revenue	1,423,576	635,056	466,143
Net loss	(19,375,595)	(6,958,300)	(534,771)
Net loss per share, basic and diluted(1)	(0.29)	(0.13)	(0.02)
Cash dividends declared	Nil	Nil	Nil
Assets	210,348,878	112,532,744	57,910,540
Long-Term Liabilities	8,795,038	9,304,400	9,870,000

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

Summary of Quarterly Results

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED

	31-Jul-05 $	31-Apr-05 $	31-Jan-05 $	31-Oct-04 $

Revenue	377,852	562,833	392,702	90,189
Net loss	(3,569,729)	(2,276,052)	(1,628,216)	(11,901,598)
Net loss per share, basic and diluted (1)	(0.05)	(0.03)	(0.03)	(0.21)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	210,348,878	208,797,511	209,461,210	108,764,341
Long-Term Liabilities	8,795,038	8,798,300	8,666,000	8,544,900

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED

	31-Jul-04 $	30-Apr-04 $	31-Jan-04 $	31-Oct-03 $

Revenue	81,017	109,335	138,373	306,331
Net loss	(442,462)	(2,189,825)	(2,370,981)	(1,955,032)
Net loss per share, basic and diluted (1)	(0.01)	(0.04)	(0.05)	(0.04)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	112,532,744	108,052,793	87,635,912	71,563,163
Long-Term Liabilities	9,304,400	9,594,900	9,242,800	9,237,900

(1)     Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

During the three months ended July 31, 2005, the Company earned income of $377,852. This represents a decrease from the previous quarter due to lower cash balances, therefore lower cash to invest in the short-term. The Company’s net loss for the three months ended July 31, 2005 was $3,569,729 (July 31, 2004 — $442,462) and $0.05 per common share. The Company’s asset base increased to $210,348,878 (July 31, 2004 — $112,532,744) due to the acquisition of additional assets, and the increase in receivables as it relates to commodity taxes recoverable. The Company’s long term debt of $8,795,038 (July 31, 2004 — $9,304,400) increased during the quarter due to the commencement of accruing future employee benefits for contract workers in Mexico paid through an employment services company.

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock Based Compensation and Other Stock-based Payments for employees and non-employees. During the year ended July 31, 2005, $14,757,287 (July 31, 2004 — $3,971,022) was recorded as contributed surplus based on the fair value of employee and consultant’s options and broker warrants granted in the year. The corresponding amounts were recorded in professional fees for consultants in the amount of, $5,324,227 (July 31, 2004 — $2,633,800), wages for employees in the amount of, $8,650,453 (July 31, 2004 — $39,260), and share issue costs in the amount of, $782,607 (July 31, 2004 – $1,297,962).

Results of Annual Operations

During the year ended July 31, 2005, the Company earned income of $1,423,576 ( July 31,2004 — $635,056), of which $1,199,016 (July 31, 2004- $405,056) was due to interest on short-term investments , $Nil (July 31, 2004 — $230,000) to management fees paid by a former joint venture partner, and $224,560 (July 31, 2004 – Nil) was charged as Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs. In 2004, the Company completed a buy-out of its Ocampo open-pit joint venture partner, which resulted in an elimination of the management fees received from the joint venture earn-in agreement for subsequent periods.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

Amortization expense for the year ended July 31, 2005 was $537,540 (July 31, 2004 — $146,468). Amortization expense has increased significantly due to the purchase of mining equipment and facilities costs during the current period and in the previous year. The equipment purchased consisted of heavy equipment for the Open-Pit and Underground operations. The Company also constructed new residences and cafeteria for on-site staff.

General and administrative expenses during the year ended July 31, 2005 were $2,593,683 (July 31, 2004 $2,173,945). Professional fees during the year ended July 31, 2005 were $7,105,542 (July 31, 2004 — $4,519,252). General and administrative and professional fees have increased due to the general support for the Company’s activities, as well as promotional and shareholder relations costs related to the operation of a public company and the cost of maintaining dual stock exchange listings. Included in professional fees for the year ended July 31, 2005 is a non-cash charge of $5,324,227 (July 31 — $2,633,800) related to the fair value of options issued to consultants during the nine month period. A corresponding amount has been credited to contributed surplus.

During the year ended July 31, 2005 the Company incurred expenses of $9,651,178 (July 31, 2004 — $605,584) for wages and benefits. Included in the year ended July 31, 2005 wages and benefits is a non-cash charge of $8,650,453 (July 31, 2004 — $39,260) related to the fair value of options issued to employees and directors during the year. A corresponding amount has been credited to contributed surplus. General increases during the year end exclude the options, and are due to the additional staffing in the finance and administrative department.

Foreign exchange gains of $312,172 (July 31, 2005 — $2,022,149) earned during the year ended July 31, 2005 were due to a long-term debt denominated in U.S. dollars and the translation of the Company’s operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars.

The Company’s carrying value of its investment of 10.9 million shares in Mexgold Resources Inc. was decreased by $1,226,000 to a carrying value of $10,422,000 due to its equity share of loss for the year ended July 31, 2005. The market value of the investment on July 31, 2005 was $29,430,000 based on the TSX Venture Exchange closing price of $2.70 per share for Mexgold Resources Inc. on July 31, 2005.

The net loss for the year ended July 31, 2005 was $19,375,595 (July 31, 2005 — $6,958,300) and $0.29 per common share (July 31, 2004 — $0.13 per common share). The increasing losses before foreign exchange gains, mineral property write-offs, and equity share of loss reflects the expenses of supporting the Company’s ongoing and expanded exploration and development activities on the Ocampo Project, and the recognition of the fair value of the options granted to directors, employees and consultants.

Ocampo Gold-Silver Project

During the year ended July 31, 2005, the Company continued its development of the Ocampo property with expenditures of $35,956,248 (July 31, 2004 $26,300,000) as part of its 166,000-metre drill program and 6-km underground ramp and tunnel development project. Included in the mineral property expenditures was a non-cash future tax adjustment of ($1,475,253) (July 31, 2004 – 1,974,832). Significant expenditures during the year ended July 31, 2005 on the property consisted of $10,383,298 for equipment and consumables, $5,772,270 for underground contract mining fees, $4,449,719 for diamond core drilling, $6,469,323 for geological services and studies, $2,419,254 for development of the Heap leach facility, and $2,375,148 for travel.

The Company has released an updated resource study dated September 7th, 2004 that defines a 3.03 million ounce gold-equivalent measured and indicated resource, with an additional 4.53 million ounce gold equivalent inferred resource. The study was prepared by Mintec Inc., a well-known and respected mining engineering firm based in Tucson, Arizona. The results of this resource study were incorporated in a Feasibility Study completed for the Ocampo Project by Kappes, Cassiday & Associates, a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. This study includes, but is not limited to: new reserve and resource

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

calculations, mining plans for open-pits of the PGR trend deposits, mining plans for underground mining of the Aventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast Area, Process Plant (Mill) design, a heap leach circuit, site plans, and financial evaluation. The results of this study are discussed in “Overall Performance”.

The Company’s deferred mineral property expenditures during the year ended July 31, 2005 and 2004 are as follows:

Schedule of deferred mineral property expenditures	31-July-05	31-July-04

Mineral property, beginning balance	$ 80,041,737	$ 54,833,669

Mineral rights	207,097	6,782,663
Geological services and studies	6,469,323	1,055,622
Drilling	4,449,719	4,776,715
Assays	988,219	844,391
Equipment and consumables	10,383,298	5,241,573
Field Office	283,356	291,070
Camp materials and equipment	682,231	341,110
Health and Safety	293,052	52,820
Vehicles	1,034,247	747,310
Consulting fees	800,287	650,149
Contract Mining fees	5,772,270	2,749,807
Travel	2,375,148	763,454
Watering infrastructure	669,358	-
Electrical infrastructure	126,116	-
Heap leach	2,419,254	-
Roads	478,526	-
Future Income tax adjustment	(1,475,253)	1,974,832

Total additions	35,956,248	26,271,516

Write-off of mineral property expenditures	-	(1,063,448)

Mineral property	$ 115,997,985	$ 80,041,737

Liquidity

The Company’s balance of cash and cash equivalents as at July 31, 2005 was $35,400,349 (July 31, 2004 — $13,020,940). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos and US dollars.

As at July 31, 2005, the Company had working capital of $38,430,265 (July 31, 2004 — $12,165,694). Current liabilities decreased to $3,609,306 (as at July 31, 2004 — $4,038,805). This financial position reflects the significant operational activities during the year ended July 31, 2005 on the Ocampo Project, which entails a higher level of cash requirements.

Details of the Company’s operating, financing and investing activities and long term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration and development programs on its mineral properties and its ability to obtain equity or other sources of financing. With the completion of the fully subscribed private placement of gross proceeds of Cdn$110,005,000, the Company believes that it has an adequate liquidity base with which to support its general operations and exploration and development activities on the Ocampo Project. At the present time, the Company would not have adequate funding to complete the first phase of mine development as recommended by the Feasibility Study. Should the Company not have adequate funding to complete the first phase of mine development, the Project would be delayed until such funding is available or, if such funding is not available, curtailed or discontinued. The Company is investigating the availability of project financing for the Ocampo Project.

Operating
Operating activities during the year ended July 31, 2005 consumed cash of $8,975,284 (July 31, 2004 – $2,727,006). The increase is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the underground exploration and development operations.

Financing
Financing activities during the year ended July 31, 2005 totaled gross proceeds of $106,205,810 (July 31, 2004 — $55,207,578). In January 2005, the Company completed a private placement, where BMO Nesbitt Burns Inc. acted as lead agent in a syndicate with RBC Dominion Securities Inc. and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant for gross proceeds of $110,005,000. The Company also received $2,274,230 from the exercise of options.

As of July 31, 2005, the Company had 9,283,500 (July 31, 2004 – 6,245,376) in-the-money exercisable options for a total value of $33,843,770 (July 31, 2004 — $13,625,639) with expiry dates in the years 2006 to 2009 based on the exercise price of the options. The Company had 762,376 (July 31, 2004 – 448,076) compensation warrants outstanding for a total value of $4,215,259 (July 31, 2004 — $2,015,159) based on the exercise price of the warrants, with expiry dates in the year 2006. As of September 30, 2005, the Company had 73,536,515 common shares outstanding.

Investing
Investing activities during the year ended July 31, 2005 totalled $74,851,117 (July 31, 2004 — $40,724,246). Investing activities during the year ended July 31, 2005 primarily relate to four cash expenditures. First, an expenditure of $37,217,764 (July 31, 2004 — $24,296,684) was made on the Ocampo Project. The expenditures relate to the purchase of equipment and consumables, diamond drill programs, and the building of ramps and tunnels to permit the extraction of the bulk samples and complete infill drilling from underground drill stations. The Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. Second, an expenditure of $8,962,503 (July 31, 2004 — $176,265) was made as deposits on capital equipment for the Open-Pit and Underground operations. Third, an expenditure of $28,825,851 (July 31, 2004 — $4,066,596) was invested in capital assets related to the Ocampo Project, such capital assets consisting of assorted mining equipment for the purpose of completing the development of the Open Pit and ramps and tunnels on the Company’s Ocampo project. Fourth, a receipt of $155,001 (July 31, 2004 – ($384,701)) was a result of advances to related companies. In April 2004, the Company incurred an expenditure of $11,800,000 in order to acquire 10.9 million shares of Mexgold Resources Inc.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

Long term debt agreement
A summary of the Company’s financial commitments under its long term debt agreement with Soyopa are as follows:

Year	Soyopa Loan

On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand.

Commitments and Contingencies

A summary of the future commitments contained in the Company’s option and joint venture agreements as at July 31, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V.	US$ 1,000,000	Upon sale of the Ocampo property to a third party

Compania Minera Brenda, S.A. de C.V.	8% of net profit up to a maximum US$ 2,000,000	US$ 2,000,000 less any net profit royalty payments is due and payable upon the sale of the Ocampo project to a third party[1]

Compania Minera Brenda, S.A. de C.V.	US$ 250,000	Upon a minimum proven reserve of 2 million ounces of gold and gold-equivalent[1]

The Company had a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 100% interest in 17 mining titles in Mexico. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the year ended July 31, 2005, Fuerte Mayo forgave the US $211,526 due upon the sale of the property with the result that no further obligations exist pursuant to this agreement.

During the period, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (See Note 3 to the Interim Consolidated Financial Statements). The Company’s future commitments on the equipment is $20,815,083, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand. Should the Company not have adequate funding to complete these payments, the Project would be delayed until such funding is available.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements.

1	Relates to production and reserves from mining titles acquired from Compania Minera Brenda, S.A. de C.V.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its property purchase agreements. If funding is required for any of these reasons, or if a commercial body of ore in addition to those identified in the technical report of Kappes, Cassidy & Associates is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above. Accordingly, the ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by or related to directors:

	31-Jul-2005	31-Jul-04

Management fees	$ 278,440	$ 412,500
Mineral property exploration expenditures	4,392,431	2,186,478
Professional Fees	-	29,538

	4,670,871	2,628,516

The Company received the following amounts from related companies:

Professional fees	51,600	-
Travel	118,110	-
General & Administrative	54,850	-

	$ 224,560	$ -

Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. As at July 31, 2005 these non-arm’s length mineral exploration expenditures totalled $4,392,431 (July 31, 2004 — $2,186,478). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

During the year ended July 31, 2005, the Company paid $278,440 (July 31, 2004 — $412,500) in management fees and $Nil (July 31, 2004 — $29,538) in professional fees to directors and officers to companies controlled by the directors and officers as part of the Company’s compensation package for key officers and consultants. During the year ended July 31, 2005 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also “Results of Operations”.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company’s significant accounting policies can be found in note 2 of the Company’s consolidated financial statements. Key accounting estimates for the Company include mineral and mining properties and future income taxes.

Mineral properties
Mineral properties are the sum of the Company’s mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. The Company’s recoverability of its recorded value of its mineral property and associated deferred exploration expenses is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Future income taxes
Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed tax losses carried forward and are measured using the tax rates that will be in effect when the differences are expected to reverse or when unclaimed tax losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not. The Company’s future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain transactions of the Company have no tax basis in Mexico. The Company deducts available Canadian and Mexican loss carry forwards and share issue costs, but provides for a valuation allowance of the Canadian loss carry forwards and share issue costs as it is considered more likely than not that the future income tax asset related to these losses will not be realized.

GAMMON LAKE RESOURCES INC.

 MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JULY 31, 2005

Changes in Accounting Policies Including Initial Adoption

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company’s stock option plan is described in Note 11 in the consolidated financial statements. Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value and the corresponding increase to the asset is depreciated over the life of the asset. The Company has not incurred any current asset retirement obligations.

Financial Instruments and Other Instruments

The Company’s functional currency is Canadian dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Disclosure Controls

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by a member of the Audit Committee who serves as an independent director of the Company. All three individuals sit on the Company’s Disclosure Policy Committee (“DPC”). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company’s senior management and the location of all senior management staff in one corporate office.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as of July 31, 2005, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.